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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No.   )(1)

                           VIDEOLAN TECHNOLOGIES, INC.
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                                (Name of issuer)

                          COMMON STOCK, $.01 par value
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                         (Title of class of securities)

                                926 919 309 000
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                                 (CUSIP number)

          Samuel M. Krieger, Esq., 319 Fifth Avenue, New York, NY 10016
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                November 24, 1997
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             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box / /.

         Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of    Pages)

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     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

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CUSIP No.   926 919 309 000        13D      Page     2        of           Pages
                                                 ----------       --------

1  NAME OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS  [           ]

                  WINDWARD ISLAND, LTD.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a) / /
                                                                         (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*

                     WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEM 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION

                             Gibraltar

NUMBER OF
SHARES                  7  SOLE VOTING POWER

                                19,046,640
BENEFICIALLY
OWNED BY                8  SHARED VOTING POWER

EACH
REPORTING               9  SOLE DISPOSITIVE POWER

                                19,046,640

PERSON WITH
                       10  SHARED DISPOSITIVE POWER

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       19,046,640

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                            22.4%

14  TYPE OF REPORTING PERSON*

                       CO   Corporation

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
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ITEM 1.           Security and Issuer

                           VIDEOLAN TECHNOLOGIES, INC.
                           11403 Bluegrass Parkway
                           Suite 400
                           Louisville, KY 40299
                           Common Stock, $.01 par value

ITEM 2.           Identity and background:

                  Reporting Entity

                  a.       Windward Island, Ltd.
                  b.       14/14 Divrei Chaim Street, Jerusalem, Israel 94479
                  c.       State of Organization: Gibraltar
                  d.       None
                  e.       None

                  Name of Executive Officers and Principal Members of Reporting Entity

                  a.       James David Hassan - Director
                  b.       50 Town Range, Suite 7B/8B, Gibraltar
                  c. Financial services. Valmet, 50 Town Range, Suite 7B/8B, Gibraltar
                  d.       None
                  e.       None
                  f.       United Kingdom

                  a.       Finsbury Corporate Services, Ltd. - Director
                  b.       50 Town Range, Suite 7B/8B, Gibraltar
                  c.       Financial services
                  d.       None
                  e.       None
                  f.       Gibraltar

ITEM 3.           Source and Amount of Funds or Other Consideration

                  Working capital and conversion of Preferred Stock

ITEM 4.           Purpose of Transaction

                  The Shares deemed to be beneficially owned by the Reporting Entity were acquired and are being held for investment purposes. The Reporting Entity has no plan or proposal that related to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

ITEM 5.           Interest in Securities of Issuer

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                  a. & b. As of December 2, 1997, the Reporting Entity is deemed to be the beneficial owner of 19,046,640 Shares of Common Stock. Based on information available to the Reporting Entity, including information supplied by the Issuer's Transfer Agent, as of December 2, 1997, there were 84,962,653
Shares outstanding (not all of which were issued as of such date). Therefore the Reporting Entity is deemed to beneficially own 22.4% of the outstanding Shares. The Reporting Entity has the power to vote, direct the vote, dispose of or direct the disposition of all of the Shares that it is deemed to beneficially own.

                  c. Prior to November 24, 1997, the Reporting Entity had acquired Shares of Common Stock by conversion of shares of Preferred Stock which it held at conversion prices ranging from $0.03 to $0.125 per Share. The terms of the Preferred Stock were provided in the Certificate of Designation filed as
Exhibit 10.14 to Form 10-QSB, dated November 11, 1996. From time to time, the Reporting Entity sold certain of those Shares. At no time prior to November 24, 1997 did the Reporting Entity own more than 10% of the then outstanding Shares.

                     On November 24, 1997, the Reporting Entity acquired an additional 20,682,400 Shares by conversion of the remaining shares of such Preferred Stock which it held at a conversion price of $0.03 per Share. At the date hereof, the Reporting Entity owns no additional shares of Preferred Stock.

                     In the aggregate, the Reporting Entity acquired 23,594,003 Shares by conversion of the Preferred Stock.

                     During the period November 10, 1997 through December 2, 1997, the Reporting Entity sold 4,527,363 Shares at prices ranging from $0.0549 to $0.15625 per Share. All such sales were effected through brokers.

                  d.       N/A

                  e.       N/A

                  None of the directors or officers of the Reporting Entity owns any Shares of the Issuer.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  None

ITEM 7.           Material to be filed as Exhibits

                  None

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SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               December 3, 1997
                                               ---------------------------------
                                               (Date)

                                               WINDWARD ISLAND, LTD.

                                               By:   s/JAMES DAVID HASSAN
                                                  ------------------------------
                                                        (Signature)

                                                        Director
                                               ---------------------------------
                                                        (Print Name/Title)

         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.